EXHIBIT 99.1

O2Micro Wins Appeal Affirming Patent Infringement Judgment and Injunction in Lighting Technology

GEORGE TOWN, Grand Cayman, Nov. 28, 2011 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) announced today that on Friday, November 18, 2011, the US Court of Appeals in the Federal Circuit (O2 Micro International Ltd v. Beyond Innovation Technology; and FSP Technology, Inc., FSP Group, and Lien Chang Electronic Enterprise Co., Ltd., Case No. 2011-1054) affirmed the ruling that products using accused Beyond Innovation Technology ("BiTEK") DC to AC converters infringe on two of O2Micro's US patents relating to High-Efficiency Adaptive DC/AC Converter (Patents Nos. 6,259,615 and 6,396,722).

Furthermore, the permanent injunction originally entered in favor of O2Micro on March 21, 2007, remains in effect, and BiTEK customers must refrain from manufacturing, using, selling, offering to sell or importing into the United States any inverter controllers or modules that infringe the asserted claims of these O2Micro patents, including but not limited to, inverter controllers having model numbers BIT 3105 or BIT 3106, or belonging to those same families, or any colorable imitation of the infringing inverter modules and/or inverter controllers for the life of the above O2Micro patents. The injunction also orders BiTEK to label prominently on its inverter controller or module products covered by the order and accompanying product literature "Not for Sale in, Use in, or Importation into the United States."

This ruling is the second of companion cases filed by BiTEK heard by the court this year. The first ruling summarily affirmed the sanctions (including awarding O2Micro attorneys' fees and litigation costs) against BiTEK for its trial misconduct (O2 Micro International Ltd v. Beyond Innovation Technology; and John D. Van Loben Sels; and FSP Technology, Inc., FSP Group, and Lien Chang Electronic Enterprise Co., Ltd., Case No. 2011-1031).

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 17,633 patent claims granted, and over 18,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACT: Gary E. Abbott
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: gary.abbott@o2micro.com